Exhibit 99.2

February 21, 2018

Stephanie Cowsert, AVP Financial Aid Policy and Compliance
Ashford University
8620 Spectrum Center Boulevard
San Diego, CA 92123

TITLE 38 - NOTICE OF INTENTION NOT TO ACT

Dear Ms. Cowsert:

The California State Approving Agency for Veterans Education (CSAAVE), a division of the California Department of Veteran Affairs (CalVet) gives notice of our INTENTION NOT TO ACT on the Initial Application for Approval of Accredited Proprietary Institutions for the training of veterans and other eligible persons at Ashford University (Ashford), 8620 Spectrum Boulevard, San Diego, CA 92123.

In response to Ashford’s application, CSAAVE notified Ashford that the application was deemed substantially complete on January 16, 2018. In a letter dated February 2, 2018, CSAAVE provided Ashford with the results of a comprehensive review of Ashford’s application. The review included a summation of issues, information, and documentation required to address deficiencies in the application for further consideration for approval by CSAAVE. Ashford was directed to provide a response to each identified bullet, as referenced in the application sections.

On February 14, 2018, CSAAVE received Ashford’s response to CSAAVE’s February 2, 2018 deficiency letter. CSAAVE has reviewed Ashford’s supplemental response and determined that Ashford failed to provide sufficient information and documentation necessary to resolve deficiencies specified in CSAAVE’s February 2, 2018 letter. As a result, CSAAVE concludes that Ashford failed to demonstrate compliance with the applicable standards and requirements for a grant of CSAAVE approval under Section 3675, Title 38, U.S. Code.

The specific sections of the application where Ashford failed to provide sufficient responses include the following:

Exhibit 99.2

•	Section 2 - Documentation required for ALL institutions

◦	2. Catalog - Ashford failed to submit three copies of the catalog that fully satisfies each of the requirements in 38 CFR §21.4253(d) for the applicant institution.

◦	9. VA Forms - Ashford failed to submit waivers issued by the U.S. Department of Veterans Affairs, in accordance with 38 U.S. Code §3683(d).

•	Section 6 - Advertising and other public statements, pursuant to 38 CFR §21.4252(h)

◦
Ashford failed to submit all comments, statements or declarations made by Ashford or Bridgepoint Education relating to the applicant institution, including those filed in any state or federal court, or published in the media or on the Internet.

In addition to the foregoing application deficiencies, Ashford’s application included information that appears to exceed CSAAVE’s scope of approval authority. Specifically, Section 6 of CSAAVE’s application requires the applicant institution to disclose any and all material facts regarding regulatory actions pertaining to the current status of the institution, its owners or ownership structure, policies, branch locations and educational programs, certificates, diplomas and degrees. Ashford’s supplemental materials listed three pending lawsuits, of which one alleges that Ashford used erroneous, deceptive, or misleading advertising practices relating to the enrollment of veterans. In such matters, under 38 U.S. Code §3696, the U.S. Department of Veterans Affairs must refer the matter to the Federal Trade Commission for investigation.

Because Ashford failed to demonstrate compliance with the applicable standards and requirements for approval and because of allegations related to Ashford’s advertising practices, CSAAVE cannot act on Ashford’s Initial Application for Approval of Accredited Proprietary Institutions.

Under 38 CFR §21.4250(b)(3), Ashford University may request approval by the U.S. Department of Veterans Affairs.

Should you have any questions regarding CSAAVE’s notice, please contact me at Shane.Ferrebee@calvet.ca.gov.

Sincerely,

Shane R. Ferrebee

Shane Ferrebee
Senior Education Specialist